Exhibit 21

LIST OF SUBSIDIARIES OF RESEARCH SOLUTIONS, INC.

1.	Reprints Desk, Inc. a wholly-owned subsidiary incorporated under the laws of the State of Delaware.

2.	Reprints Desk Latin America S. de R.L. de C.V., a wholly owned subsidiary formed under the laws of Mexico.

3.	RESSOL LA, S. DE R.L. DE C.V., a wholly owned subsidiary formed under the laws of Mexico.